Exhibit 17.1

Paul J. Weber

April 12, 2018

Phil Hurst, Chairman

Truett-Hurst, Inc.

Dear Phil:

Please accept this letter as my resignation from the Board of Directors of Truett-Hurst Inc., effective as of April 15, 2018. My reasons for resigning are concerns over the handling of the recent departure of the Company’s Chief Financial Officer.

Best of Luck in the future,

/s/ Paul J. Weber
Paul J. Weber

1